May 18, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	Kevin Woody, Accounting Branch Chief Mark Rakip, Staff Accountant

Re:	First Potomac Realty Trust Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 1-31824
Dear Mr. Woody:
This letter is in response to the comments of the Staff of the Securities and Exchange Commission in your letter dated May 5, 2011 with respect to First Potomac Realty Trust’s (“the Company”) Annual Report on Form 10-K filed for the year ended December 31, 2010.
In response to your letter, set forth below are the comments noted followed by our responses.
Item 1. Business, page 3
Significant 2010 Activity and Subsequent Transactions, page 4
1.
In future period reports, please include disclosure on weighted average capitalization rates for acquisition and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Response:

In future filings, the Company will comply with this request and provide weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including disclosure regarding how the capitalization rates were calculated.

Competitive Advantages
Favorable Lease Terms, page 5
2.
We note that your leases “generally provide for revenue growth through contractual rent increase.” Please expand your disclosure to discuss periodic rent increases in leases signed in the reporting period. To the extent practicable, please quantify the percentage of your new leases that have contractual rent increases and provide the range of such increases.

7600 Wisconsin Avenue ◆ 11th Floor ◆ Bethesda, Maryland 20814 ◆ Phone (301) 986-9200 ◆ Fax (301) 986-5554

Securities and Exchange commission
May 18, 2011

Response:
During 2010, the Company executed 188 leases including both new and renewal leases. Of these, 143, or 76%, included fixed contractual increases in base rent over the lease term. The escalations ranged from 2.5% to 5% annually.
The Company will include the disclosure requested by the Staff in future filings.
Item 2. Properties, page 30
3.
Excluding leases currently renewed on a month-to-month basis, we note that 15% of your square footage under lease expires during 2011. In future period reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases related to leases that expired during the current period and leases expected to expire in the next 12 months. Please also tell us how management assesses the portfolio for such turnover, and how currently available leasable space at December 31, 2010 is factored into such assessment.

Response:

In future periodic reports, we will include disclosure regarding the potential impact of market rents on lease renewals and new leases that expired during the current period and leases expected to expire in the next 12 months.

The Company actively monitors scheduled lease expirations and continually evaluates the likelihood of renewal and turnover for our existing tenants. Our assessment of turnover takes into consideration such factors as proximity of tenants to customers, centralization or headquartering of tenant operations, investment by tenants in the buildout of leased space and other business and economic factors. We typically approach tenants 12 — 18 months prior to lease expiration to begin discussions regarding renewal for those tenants that we seek to retain. These discussions often provide insight as to our tenants’ intent to renew and factors into our leasing strategy and business planning.

The Leasing Analysis included in Quarterly Supplemental Financial Report summarizes the rental rate changes on new and renewal leases completed in 2010 and provides some insight into leasing trends and current market conditions. We are constantly striving to increase our portfolio occupancy, so the amount of vacant space we have in our portfolio at any given time could have an impact on our willingness to reduce rates or provide greater concessions to retain existing tenants.

The Company will add disclosure in future filings regarding how we assess our portfolio turnover and the various factors we consider as well as the anticipated impact of current market rents on our expiring leases.

4.
We note that your property portfolio includes industrial properties, business parks, office parks, office and retail and that you present your property data per geographic region. In future periodic filings, please separately present property data for each property type.

Securities and Exchange commission
May 18, 2011

Response:

We have historically presented our property portfolio information based on geographic regions within our broader Washington D.C. market. This presentation has been consistent with how we manage and assess our reporting and operational segments and how operational and management decisions are made by our chief operating decision maker. Historically, the Company has maintained three greater Washington D.C. regions referred to as Maryland, Northern Virginia and Southern Virginia and has presented our property information based on submarkets within each of these distinct regions. In 2010, we expanded into Washington, D.C. and consider this a fourth region effective in 2011.

As you have noted, our portfolio includes various property types and in our Quarterly Supplemental Financial Report we provide disclosure by property type within each region. Disclosures presented in our Quarterly Supplemental Financial report that accompanies our earnings releases furnished on Form 8-K each quarter include the presentation of regional portfolio data by property type as well as various overall portfolio statistics by property type.

We concur that portfolio property data by property type is informative and consistent with how we review and assess our overall portfolio, and we will revise our property data in future periodic filings to present information by property type.

5.
Refer to your lease expiration table on page 33. Please also disclose the number of tenants or leases expiring, the annual rental represented by the expiring leases and the percentage of gross annual rental represented by such leases.

Response:

The Company presently discloses the number of lease expirations, the annualized cash rental revenue associated with expiring leases and the percent of total revenue for lease expirations in our Quarterly Supplemental Financial Report. This information is furnished on Form 8-K each quarter and is provided on both a consolidated portfolio basis and by reporting segment.

The Company will include similar disclosure in future filings.
6.
We note that you disclose the “average base rent per square foot.” In future periodic filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

Response:
The Company will comply with this request and provide enhanced disclosure in future filings regarding tenant concessions and the impact they may have on average base rent.
7.	Please explain to us what you mean in footnote (1) on page 33 when you indicate that “average base rent per square foot” is “triple-net equivalent.”

Securities and Exchange commission
May 18, 2011

Response:

In order to present comparable information, the Company reports all base rent figures on a triple-net equivalent basis. Lease types within our portfolio, and generally in the commercial real estate industry, are considered either a triple-net lease or a full service lease. A triple-net lease results in reimbursement of most property operating expenses such as real estate taxes, insurance and common area maintenance costs. In a full service lease, all expenses, with the occasional exception of utility costs, are included in the base rent. Any increases in expenses over the base year are typically reimbursed by the tenant.

As it would be less meaningful and inconsistent to present actual base rent figures for both triple-net leases and full service leases, we convert any full service lease rent amounts to a triple-net figure in order to allow investors to more accurately compare the average base rent per square foot in the periods presented. The process of converting a full service lease to a triple net lease involves quantifying the operating expenses associated with a given property and deducting the portion of rent attributable to operating expense reimbursement from the full service rate to approximate a triple-net lease rate.

As we anticipate further investment in more office properties, the Company will continue to evaluate whether this practice and disclosure is consistent with the market as commercial office leases may result in more full service leases when compared to our other property types. The Company will add additional explanatory language in future filings and modify our disclosures accordingly based on this ongoing assessment and evaluation of our leases and base rent calculations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Development and Redevelopment Activity, page 39
8.
In future periodic filings, please also include development and redevelopment expenditures on a per square foot or unit basis for each significant project. In addition, please provide a brief description of how you calculate the expense amount, including whether tenant improvement and leasing commissions are included.

Response:

The Company currently discloses the projected investment associated with our development and redevelopment projects in our Quarterly Supplemental Financial Reports. Cost projections are determined by the Company’s construction management team based on market knowledge and similar projects completed or in progress.

The Company will expand its disclosures regarding redevelopment and development expenditures to include per square foot costs for each project and how such costs are calculated. The Company has not historically included tenant improvement and leasing commissions in the reported costs. We will expand our disclosures to also include this information, where applicable, to differentiate leasing or tenant specific costs from the direct project costs. In our 2010 10-K, there were no leasing commissions or tenant improvement costs associated with the expenditures disclosed for any of our redevelopment or development projects.

Securities and Exchange commission
May 18, 2011

Critical Accounting Policies and Estimates, page 39
Investments in Real Estate and Real Estate Entities, page 40
9.
We note that you capitalize interest costs incurred on qualifying expenditures for real estate assets under development or redevelopment. Please tell us what, if any, general and administrative expenses are capitalized related to such development activities and when the capitalization period for such qualifying expenditures concludes. Finally, please tell us the amount of these costs capitalized for each fiscal year presented.

Response:

In addition to capitalizing interest costs associated with development and redevelopment projects, the Company capitalizes direct compensation costs associated with construction management personnel for oversight and management of each project. The capitalized compensation costs represent actual expenses incurred for construction personnel and are allocated to each project based on the percentage of actual time incurred. Any portion of construction management costs not directly attributable to a specific project are recognized as general and administrative expense in the period incurred. The Company does not capitalize any other general and administrative costs such as office supplies, office rent expense or an overhead allocation to its development or redevelopment projects.

The compensation costs capitalized for development and redevelopment projects from construction management personnel were $0.2 million in 2008 and $0.1 million in both 2009 and 2010.
Liquidity and Capital Resources, page 57
Overview, page 57
10.
We note that you have a significant amount of contractual obligations due in the next 5 years. Please specifically tell us, to supplement the disclosure with your filing, how you anticipate meeting these short-and-medium term funding requirements.

Response:

As stated in our disclosure referred to above, the Company has various means by which we anticipate meeting both our short and long-term obligations. We continually evaluate debt maturities and assess the ability to refinance our debt based on the cash flow available to support our various debt obligations and current market conditions. Our assessment includes consideration of interest rates, secured and unsecured debt levels, staggering debt maturities and both our current and desired capital structure. The Company believes that all of our debt can be refinanced and will continue to evaluate potential financing sources.

The Company generates working capital from cash derived from its operating activities. We have also demonstrated the ability to access the equity capital markets over the past several years, including two separate common equity offerings in 2010 that resulted in net proceeds of $257.5 million and one preferred equity offering in January 2011 that provided net proceeds of $111.0 million.

The Company anticipates continuing to access the capital markets in the future as well as obtaining the necessary debt financing to refinance any debt maturities.

Securities and Exchange commission
May 18, 2011

Financing Activity, page 58
Cash Flows, page 59
11.
In future periodic reports, please supplement your discussion of anticipated cash uses for the next fiscal year to include anticipated debt maturities, interest payments, dividend payments and capital expenditures. Please also expand your discussion of sources of cash to identify the anticipated sources of any additional cash you expect to need to address these anticipated cash uses.

Response:

The Company will provide additional disclosure in future filings to address anticipated debt maturities, interest payments, dividend payments and all other capital related needs. We will further identify additional sources of cash needed to meet our cash flow needs.

Disclosure of Contractual Obligations, page 67
12.	In future filings, please disclose within your table the portion of debt repayments and other contractual obligations for which you are liable related to your investments in affiliates.
Response:

The Company will comply with this request and disclose all debt and contractual obligations associated with our joint ventures within this table in future filings. Disclosure regarding affiliate and joint venture contractual obligations is included within our footnotes to the consolidated financial statements.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statement, page 85
(k) Intangible Assets, page 89
13.
We note that you amortize below-market lease intangibles over the initial term and any below-market fixed rate renewal periods. Please tell us how you determine the likelihood that a lessee will execute a below-market lease renewal option, and cite the accounting literature relied upon for such policy.

Response:

In accordance with FASB ASC 805-20-25-10, the Company recognizes separately from goodwill the identifiable intangible assets acquired in a business combination. The Company records the estimated fair value associated with identifiable intangible assets, including the value of in-place leases, acquired tenant improvements and the value attributed to acquired leases with above or below market rate rents. The Company further considers the guidance under FASB ASC 350-10, which requires that any excess of the fair value assigned to the identifiable assets acquired less liabilities assumed should be recorded as goodwill.

Securities and Exchange commission
May 18, 2011

The Company’s underlying assumption regarding renewal periods is that a tenant will renew its lease if the contractual rental rate is below the market rental rate at the time of renewal unless specifically stated in the lease that the rate applicable to the renewal period will be at the prevailing market rate at the time of renewal. If the acquired below market lease provides for a below market fixed-rate renewal, the renewal option is assumed to be exercised by the tenant. We also assess the likelihood of renewal on other quantitative and qualitative factors such as a tenant’s stated intent regarding its renewal, tenant business plans and the financial investment in tenant operations within our geographic area. The Company’s policy and treatment is based on the guidance and criteria outlined in FASB ASC 840-20 regarding noncancelable lease terms.

For leases where the contractual rental rate is at or above market, the renewal period is not considered in the determination of the value of the intangible nor the amortization period. The Company does not grant below market rental rates in leases it originates, nor does it offer extensions at below market rates as incentive for tenants to renew.

Item 15. Exhibits, page 74
14.
Refer to the agreements filed as exhibits 10.1, 10.39, 10.40 and 10.41 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Response:
The Company will comply with this request and file the agreements in their entirety with our next quarterly filing.
The Company also acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or require further information, please let us how we may assist your review.
Very truly yours,
Barry H. Bass
Executive Vice President, Chief Financial Officer

cc:	Joel F. Bonder Douglas J. Donatelli Michael H. Comer